CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Euro Fixed/Floating Rate Senior Registered Notes Due 2024	$1,673,250,000	$202,797.90

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.1155 per Euro 1.00 as of April 24, 2019.

PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 1,858 to Registration Statement No. 333-221595 Dated April 24, 2019 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J
Euro Fixed/Floating Rate Senior Registered Notes Due 2024

We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series J, Euro Fixed/Floating Rate Senior Registered Notes Due 2024 (the “notes”) (i) in whole or in part at any time on or after October 29, 2019 and prior to July 26, 2023 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below, (ii) in whole but not in part, on July 26, 2023, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption” and (iii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (the “FCA”) (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the FCA and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the notes during the fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” on page PS-5.

We describe how interest is calculated, accrued and paid during the fixed rate period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. We describe how interest is calculated, accrued and paid during the floating rate period, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY
MUFG

PRIIPs Regulation / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Principal Amount:	€1,500,000,000
Maturity Date:	July 26, 2024
Settlement Date
(Original Issue Date):	April 29, 2019 (T+3)
Interest Accrual Date:	April 29, 2019
Issue Price:	100.00%
Specified Currency:	Euro (“€”)
Redemption Percentage
at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding July 26, 2023
Floating Rate Period:	The period from and including July 26, 2023 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period, 0.637% per annum (calculated on an actual/actual (ICMA) day count basis); during the Floating Rate Period, the Base Rate plus 0.753% (to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding each Interest Reset Date, calculated on an Actual/360 day count basis)

Base Rate:	EURIBOR
Spread (Plus or Minus):	Plus 0.753%
Index Maturity:	Three months
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date commencing July 26, 2023, provided that the July 26, 2023 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Determination
Dates:	The second TARGET Settlement Day immediately preceding each Interest Reset Date
Reporting Service:	Page EURIBOR01
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Dates:
With respect to the Fixed Rate Period, each July 26, commencing July 26, 2019 to and including July   26, 2023; with respect to the Floating Rate Period, each January 26, April 26, July 26 and October   26, commencing October 26, 2023 to and including the Maturity Date

Business Days:	London, TARGET Settlement Day and New York
Tax Redemption and
Payment of Additional
Amounts:	Yes
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
ISIN:	XS1989375503
Common Code:	198937550
Form of Notes:	Global note registered in the name of a nominee of a common safekeeper for Euroclear and Clearstream, Luxembourg; issued under the New Safekeeping Structure
Eurosystem Eligibility:
Intended to be Eurosystem eligible, which means that the notes are intended upon issue to be deposited with an international central securities depository (“ICSD”) as common safekeeper, and registered in the name of a nominee of an ICSD acting as common safekeeper, and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra‑day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the European Central Bank being satisfied that Eurosystem eligibility criteria have been met.

Prohibition of Sales to EEA
Retail Investors:	Applicable
Other Provisions:
Optional make-whole redemption on or after October 29, 2019 and prior to July 26, 2023 as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the notes, the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to July 26, 2023 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on an annual basis (actual/actual (ICMA)) at the reinvestment rate plus 20 basis points, as calculated by the premium calculation agent specified below; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Reinvestment rate” means the mid-market annual yield on the reference security (or if the reference security is no longer outstanding, a similar security). The reinvestment rate will be calculated on the third business day preceding the redemption date.

“Reference security” means the German government bond bearing interest at a rate of 0 per cent per annum and maturing on 14 April 2023 with ISIN DE0001141778.

“Similar security” means the reference bond or reference bonds issued by the German Federal Government having an actual or interpolated maturity of July 26, 2023 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issuances of corporate debt securities maturing on July 26, 2023.

Notwithstanding the terms set forth under “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities” in the accompanying prospectus, “premium calculation agent” means Morgan Stanley & Co. International plc (“MSIP”). Because MSIP is an affiliate of the issuer, the economic interests of MSIP may be adverse to your interests as an owner of the notes subject to the issuer’s redemption, including with respect to certain determinations and judgments that it must make as premium calculation agent in the event the issuer redeems the notes before their maturity. MSIP is obligated to carry out its duties and functions as premium calculation agent in good faith and using its reasonable judgment.

See also “Optional Redemption” and “Supplemental Information Concerning Description of Debt Securities—Base Rates—EURIBOR Debt Securities” below.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on July 26, 2023, on at least 10 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we may, at our option, redeem the notes, in whole but not in part, on July 26, 2023, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.

 On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Supplemental Information Concerning Description of Debt Securities—Base Rates—EURIBOR Debt Securities

Notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—EURIBOR Debt Securities,” if EURIBOR has been permanently discontinued, the Calculation Agent will use, as a substitute for EURIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) in the jurisdiction of the applicable index currency that is consistent with accepted market practice (the “Alternative Rate”). As part of such substitution, the Calculation Agent will, after consultation with us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as such notes. If, however, the Calculation Agent determines, after consultation with us, that no such Alternative Rate exists on the relevant date, it shall make a determination, after consultation with us, of an alternative rate as a substitute for EURIBOR for debt obligations such as such notes, as well as the spread thereon, the business day convention and the Interest Determination Dates, that is consistent with accepted market practice.

 For information regarding EURIBOR, see “Description of Debt Securities—Base Rates—EURIBOR Debt Securities” in the accompanying prospectus.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” denominated in a currency (the “denomination currency”) other than the U.S. dollar for U.S. federal tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.  See the discussion in the section of the accompanying prospectus supplement called “United States

Federal Taxation―Tax Consequences to U.S. Holders― Foreign Currency Notes” for further information about the treatment of the notes. The notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.”  Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument (denominated in euro) must be constructed.  The term of the equivalent fixed rate debt instrument will match the full term of the notes.  The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the issue date of the notes).  Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. The optional make-whole redemption exercisable on or after October 29, 2019 and prior to July 26, 2023 should not be deemed to be exercised. However, if, as of the issue date, redeeming the notes on July 26, 2023 would reduce the yield of the equivalent fixed rate debt instrument, the notes should be treated as fixed rate debt instruments maturing on July 26, 2023 (the “instrument maturing July 2023”). Under those circumstances, if the notes are not actually redeemed by us on July 26, 2023, solely for purposes of the OID rules, they should be deemed retired for their principal amount and reissued, and should thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The instrument maturing July 2023 would be treated as issued without OID, and all payments of interest thereon would be treated as QSI.  Interest on the 1-year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.

If, as of the issue date, redeeming the notes on July 26, 2023 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest.  All amounts will be determined in the denomination currency and then translated into U.S. dollars according to the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes.”  QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

In addition, as discussed in the accompanying prospectus supplement, withholding rules commonly referred to as “FATCA” apply to certain financial instruments (including the notes) with respect to payments of amounts treated as interest (including OID, if any) and to any payment of gross proceeds of a disposition (including retirement) of such an instrument. However, recently proposed Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition.

Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On April 24, 2019, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.65%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	€ 1,087,500,000
MUFG Securities EMEA plc	150,000,000
Banco Bilbao Vizcaya Argentaria, S.A.	26,250,000
Deutsche Bank AG, London Branch	26,250,000
ING Bank N.V. Belgian Branch	26,250,000
KKR Capital Markets Limited	26,250,000
Lloyds Bank Corporate Markets plc	26,250,000
Nordea Bank ABP	26,250,000
Raiffeisen Bank International AG	26,250,000
Société Générale	26,250,000
Standard Chartered Bank	26,250,000
UniCredit Bank AG	26,250,000
Total	€ 1,500,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities EMEA plc (one of the managers), holds an approximately 24.0% interest in Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

MUFG Securities EMEA plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MUFG Securities Americas Inc.  MUFG Securities Americas Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MUFG Securities Americas Inc. or any of the other affiliates of MUFG Securities EMEA plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Banco Bilbao Vizcaya Argentaria, S.A., Deutsche Bank AG, London Branch, ING Bank N.V. Belgian Branch, KKR Capital Markets Limited, Lloyds Bank Corporate Markets plc, Nordea Bank ABP, Raiffeisen Bank International AG, Société Générale, Standard Chartered Bank and UniCredit Bank AG are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5.a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.